Filed pursuant to Rule 433
Registration Statement No. 333-162822
March 11, 2010
Vale plans to offer eurobond
Rio de Janeiro, March 11, 2010 — Vale S. A. (Vale) hereby announces that it plans to offer euro-denominated notes in the global capital markets. Vale will use the net proceeds of this offering for general corporate purposes.
The notes will be unsecured obligations of Vale and will rank equally with Vale’s unsecured senior indebtedness. Vale has applied to list the notes on the official list of the Luxembourg Stock Exchange.
BNP PARIBAS, Crédit Agricole Corporate and Investment Bank, HSBC Bank plc and Banco Santander, S.A. are acting as book-running underwriters.
The offering is being made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering will be filed with the U.S. Securities Exchange Commission (SEC). Before you invest, you should read the preliminary prospectus supplement and other documents Vale has filed with the SEC for more complete information about the company and the offering. When available, you may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BNP PARIBAS, Crédit Agricole, HSBC and Santander will arrange to send you the prospectus upon request by calling toll-free 1-866-807-6030 (in the United States), or by calling +44 20 7756 6802 or +34 91 257 2029 (outside the United States).
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.